77E                          Legal Proceedings


PIMCO Commercial Mortgage Securities Trust, Inc.

On February 17, 2004, the Attorney General of New Jersey filed a complaint against Allianz Dresdner Asset Management of America L.P. ("ADAM"); PIMCO Advisors Distributors LLC ("PAD"); PEA Capital LLC (formerly known as PIMCO Equity Advisors LLC) ("PEA"); and Pacific Investment Management Company LLC ("PIMCO") in connection with its investigation into market timing and late trading. The complaint alleges, among other things, that inappropriate trading by shareholders engaged in market timing activity took place in funds in the PIMCO Funds: Multi-Manager Series ("MMS Funds") and the PIMCO Funds:
Pacific Investment Management Series ("PIMS Funds"). On February 17, 2004, a putative class action lawsuit was filed in the United States District Court for the District of Connecticut on behalf of certain shareholders of the PIMCO Funds against ADAM, PEA, PIMCO, PIMS Funds, MMS Funds and certain other defendants, alleging that the investment advisers to certain of the MMS Funds and PIMS Funds inappropriately used fund assets to pay brokers to promote the Funds by directing fund brokerage transactions to such brokers and did not fully disclose such arrangements to shareholders. On February 20, 2004, a putative class action lawsuit was filed in the United States District Court for the District of New Jersey on behalf of certain shareholders of the PIMCO Funds against ADAM, PAD, PIMCO, PEA, PIMS Funds, MMS Funds, PIMCO Variable Insurance Trust, PIMCO Commercial Mortgage Securities Trust, Inc. and certain other defendants, relating to the same facts that are the subject of the regulatory proceedings discussed above. Both of the class action lawsuits seek unspecified compensatory damages. ADAM and the PIMCO-related entities are conducting a thorough internal investigation into the matters raised in the complaints. The New Jersey Attorney General's complaint does not allege any market timing activity took place in the Fund, and the class action complaint filed in Connecticut does not name the Fund as a party.

These legal and regulatory developments do not relate to closed-end investment companies such as the Fund. Although it is not possible to predict what, if any, effect the foregoing will have on the market for shares of the Fund, PIMCO has notified the Fund that PIMCO does not believe that these developments will have a material adverse effect on PIMCO's ability to perform its advisory services to the Fund.